UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BLUE BIRD CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

095306106

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	095306106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	5,000,000*
	8.	Shared Voting Power:	0*

	9.	Sole Dispositive Power:	5,000,000*
	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	23.8%*
14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of Blue Bird Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on May 23, 2016, there were 20,995,709 shares of the common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding as of May 20, 2016. As of the filing date of this Amendment No. 2 to Schedule 13D (this “Amendment”), The Traxis Group B.V., a limited liability company existing under the laws of the Netherlands (“Traxis”), which is majority owned by certain funds and accounts affiliated with Cerberus Capital Management, L.P., owns 5,000,000 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Traxis. As a result of the foregoing, as of the filing date of this Amendment, Mr. Feinberg may be deemed to beneficially own 5,000,000 shares of the Common Stock, or 23.8% of the shares of the Common Stock issued and outstanding.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

As previously disclosed in Item 4 of Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on May 27, 2016, pursuant to the Purchase and Sale Agreement, dated as of May 26, 2016 (the “Purchase Agreement”), by and among Traxis, ASP BB Holdings LLC, a Delaware limited liability company (“ASP”) and the Company, Traxis agreed to sell and ASP agreed to purchase all of the 12,000,000 shares of the Common Stock owned by Traxis (the “Transaction Shares”). Subject to the terms and conditions set forth in the Purchase Agreement, ASP agreed to acquire 7,000,000 Transaction Shares at an initial closing (the “Initial Closing”) and 5,000,000 Transaction Shares at a second closing. On June 3, 2016, the Initial Closing occurred, as a result of which ASP acquired 7,000,000 Transactions Shares for an amount in cash equal to $10.10 per share.

Based on the information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on May 23, 2016, there were 20,995,709 shares of the Common Stock issued and outstanding as of May 20, 2016. As a result of the Initial Closing, as of the filing date of this Amendment No. 2 to Schedule 13D (this “Amendment”), Traxis owns 5,000,000 shares of the Common Stock. Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Traxis. As a result, as of the filing date of this Amendment, Mr. Feinberg may be deemed to beneficially own 5,000,000 shares of the Common Stock, or 23.8% of the shares of the Common Stock issued and outstanding.

During the period commencing sixty (60) days prior to June 3, 2016, and through the date of filing this Amendment, there were no other transactions effected in the shares of the Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of the Common Stock, by the Reporting Person or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2016

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., on behalf of certain funds and accounts which control The Traxis Group B.V.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).